

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 9, 2008

Mr. Enrico Parazzini
Chief Financial Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re: Telecom Italia S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 21, 2007**
> **File No. 1-13882**

Dear Mr. Parazzini:

We have reviewed your supplemental response letter dated October 25, 2007 as well as your filing and have the following comments. As noted in our comment letter dated August 23, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note your response to comment 1. Addressing the recoverability of the handset subsidies or losses, tell us how you enforce the mobile service contract in the event of subscriber cancellation or non-payment either through termination fee, deposits or other means, and your historic loss experiences in these situations.

2.   In addition, expand footnote disclosures to provide a comprehensive accounting policy on how you account for handset subsidies under IFRS and US GAAP. Your disclosures should include your IFRS and US GAAP basis that support your accounting, the amounts of the handset subsidies deferred (capitalized subscriber acquisition costs) and the impact on the financial statements for all periods presented if the handset losses were to be recognized upfront upon the sale and the deferred subscriber acquisition costs would not have been amortized over the term of the service contract.

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Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact

Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director